PATRIOT TRANSPORTATION HOLDING, INC.
                          1801 Art Museum Drive
                       Jacksonville, Florida 32207


                              March 6, 2008


Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

        Re:	Patriot Transportation Holding, Inc.
                Form 10-K for the Year Ended September 30, 2007
		Filed December 7, 2007
		Filer No. 000-17554

Dear Ms. Erlanger:

        This letter responds to the staff's comment letter dated February 21, 2008 (the "Comment Letter") regarding the above-referenced filing. For your convenience, each of the comments has been duplicated below, followed by our responses.

Form 10-K for the year ended September 30, 2007
-----------------------------------------------

Note 11. Accrued Vacation Liability
-----------------------------------

        1.	We note from your response to our prior comment that you
concluded that the accrual was not material to prior periods from both a qualitative and a quantitative perspective. However, it appears that if you had made the adjustment to begin accruing for vacation at the end of fiscal 2005 or in either of the first two quarters of fiscal 2006, the effect on operating profit and pre-tax income would have resulted in more than a five percent difference. In light of this significance, please revise your disclosure in future filings to discuss the reasons the adjustment was not made until the third quarter of fiscal 2006 and to include disclosure of both the quantitative and qualitative factors used in your determination that the accrual was not material to prior periods.

Company Response:

	The Company will revise its disclosure in future filings to discuss the reasons the adjustment was not made until the third quarter of fiscal 2006 and to include disclosure of both the quantitative and qualitative factors used in its determination that the accrual was not material to prior periods.


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Quarterly Report on Form 10-Q for the quarter ended December 31, 2007
---------------------------------------------------------------------

Note (10) CEO Retirement
------------------------

	2.	We note from the disclosure in Note 10 that in connection
with the CEO's retirement, the Company will pay him approximately $4,700,000 for his accrued benefit under the Management Security Plan, the fair value of his outstanding stock options and restricted stock and an additional bonus. We also note that the total impact of these payments on the Company's earnings for fiscal 2008 is expected to be $2,371,000 which is included in selling, general and administrative expense. Please tell us and disclose in the notes to your financial statements the various components of the $2,371,000 of expense recognized. Your response should specifically address the amount of expense recognized in connection with accelerated vesting and repurchase of the CEO's options and restricted shares and should explain how this amount was calculated. Also, please reconcile the $4,730,643 payment to be made to the CEO as described in Item 4. of the December 5, 2007 agreement with John E. Anderson included as Exhibit 10(1) with the $2,371,000 of expense recognized. We may have further comment upon receipt of your response.

Company Response:

	The letter agreement with Mr. Anderson provides for total payments to Mr. Anderson of approximately $4,700,000, representing (i) a lump sum payment equal to his accrued benefits under the Management Security Plan, (ii) a cash payment to Mr. Anderson for the value of 17,000 vested and 4,000 unvested stock options, calculated using a twenty day average closing price, (iii) the repurchase of 600 shares of restricted stock held by Mr. Anderson, calculated using a twenty day average closing price, and (iv) a cash bonus to Mr. Anderson so that the aggregate after-tax value of the benefits to Mr. Anderson inclusive of the bonus, is $3 million.

	The first column in the following table sets forth the various components of the $2,371,000 of estimated expense recognized in the first quarter of fiscal 2008. The second column in the following table sets forth the final expense calculations based on the payments actually made to Mr. Anderson in February 2008. There are small differences in the two columns due to (i) changes in the Company's stock price from the date the liability was accrued to the date it was paid and (ii) a change in the bonus paid to Mr. Anderson based on the final estimate of the tax impact to Mr. Anderson.
These changes will be reflected in the Company's second quarter financial statements.

                                       Estimated Expense     Final Expense
                                        (as reported)

Accelerated vesting of 4,000 unvested
options(1)                                $182,916             $180,116

Accelerated vesting of restricted
stock(1)                                    35,692               35,412

Additional Bonus(2)                      2,151,993            2,125,325
                                         ---------            ---------

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Total                                   $2,370,601           $2,340,853
1.	The accelerated vesting of these shares resulted in a new measurement date for accounting purposes and therefore additional compensation expense was calculated for the fair value of the grant at the new measurement date. The expense accrual for the accelerated vesting originally was calculated using a fair market value of $89.23 per share. The final expense accrual is calculated based on the fair market value of the stock using the average closing price for the twenty trading days preceding Mr. Anderson's retirement date.

2.	The amount of the bonus changed based on the difference between the twenty day average stock price and the estimated fair market value and a change in the anticipated tax liability of Mr. Anderson.

	The following table reconciles the payments to Mr. Anderson with the expense recognized.

                                               Estimated
                      Estimated    Final        Expense       Final
                       Payment    Payment    (as reported)   Expense
Payment of Accrued
Management Security
Plan Benefit         $1,330,823  $1,330,823         $0(1)       $0(1)

Repurchase of Vested
Stock Options(2)      1,011,374     999,474          0           0

Repurchase of
Unvested Stock
Options(2)              182,916    180,1161     82,916     180,116

Repurchase of
Restricted Stock
Vesting on 1/1/2008(3)   17,846      17,706          0           0

Repurchase of Unvested
Restricted Stock(3)      35,692      35,412     35,692      35,412

Additional Bonus      2,151,993   2,125,325  2,151,993   2,125,325
                      ---------   ---------  ---------   ---------

Total                $4,730,644  $4,688,856 $2,370,601  $2,340,853

1.	The Company previously accrued and expensed benefits of
        $1,330,823 ratably over Mr. Anderson's service period.

2.	Mr. Anderson held 11,000 vested stock options exercisable
        at an exercise price of $22.23 per share and 6,000 vested and 4,000 unvested stock options exercisable at $43.501 per share.
        The estimated payment amount was calculated based on an estimated market value of $89.23 per share; the final payment was determined based on the twenty day average stock price of $88.53 per share.

3.	Mr. Anderson held 200 shares of restricted stock that became vested on January 1, 2008 (which were expensed in the ordinary course) and 600 shares of unvested restricted stock. The Company repurchased these shares at the twenty day average stock price of $88.53 per share.


	Please contact the undersigned if you have any additional comments or questions.


						Very truly yours,

						/s/ Ray M. Van Landingham
                                                -------------------------
                                                Ray M. Van Landingham
                                                Vice President and Chief
                                                Financial Officer


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